Via Facsimile and U.S. Mail
Mail Stop 4720

June 7, 2010

Mr. Fernando L. Fernandez
SVP, Finance, CFO, Treasurer & Secretary
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126

Re: Continucare Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-K/A for the Fiscal Year Ended June 30, 2009
File No. 1-12115

Dear Mr. Fernandez:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief